UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 8, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.1

Entry into a Material Definitive Agreement.
On October 8, 2007, Avago Technologies Finance Pte. Ltd. (the “Company”) entered into Amendment No. 3 to Credit Agreement (the “Amendment”), by and among the Company, a wholly-owned subsidiary of Avago Technologies Limited, Avago Technologies Holding Pte. Ltd., Avago Technologies Finance S.à.r.L. (the “Lux Borrower”), Avago Technologies (Malaysia) Sdn. Bhd. (the “Malaysian Borrower”), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“U.S. Wireless”), and Avago Technologies U.S. Inc. (“U.S. Opco” and together with U.S. Wireless, collectively, the “U.S. Borrowers”, and together with the Company, the Lux Borrower and the Malaysian Borrower, collectively, the “Borrowers”), the Lenders thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, Credit Suisse, as Documentation Agent, Oversea-Chinese Banking Corporation Limited, as Singaporean Managing Agent, and The Royal Bank Of Scotland, as Senior Managing Agent.
The Amendment amends the Company’s Credit Agreement, dated as of December 1, 2005 (as previously amended, the “Credit Agreement”), by providing for, among other things, an increase of $125 million to the U.S. dollar revolving credit commitment available to the Company and the U.S. Borrowers under the Credit Agreement, so that the total revolving credit commitment available to certain Borrowers now totals $375 million in U.S. dollars and other currencies.
The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Financial Statements and Exhibits
     (d) Exhibits.

Exhibit No.	Description
99.1	Amendment No. 3 to Credit Agreement, dated as of October 8, 2007, by and among the Avago Technologies Finance Pte. Ltd., a wholly-owned subsidiary of Avago Technologies Limited, Avago Technologies Holding Pte. Ltd., Avago Technologies Finance S.à.r.L., Avago Technologies (Malaysia) Sdn. Bhd., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., and Avago Technologies U.S. Inc., the Lenders thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, Credit Suisse, as Documentation Agent, Oversea-Chinese Banking Corporation Limited, as Singaporean Managing Agent, and The Royal Bank Of Scotland, as Senior Managing Agent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2007

Avago Technologies Finance Pte. Ltd.
By:	/s/ Mercedes Johnson
	Name:	Mercedes Johnson
	Title:	Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment No. 3 to Credit Agreement, dated as of October 8, 2007, by and among the Avago Technologies Finance Pte. Ltd., a wholly-owned subsidiary of Avago Technologies Limited, Avago Technologies Holding Pte. Ltd., Avago Technologies Finance S.à.r.L., Avago Technologies (Malaysia) Sdn. Bhd., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., and Avago Technologies U.S. Inc., the Lenders thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, Credit Suisse, as Documentation Agent, Oversea-Chinese Banking Corporation Limited, as Singaporean Managing Agent, and The Royal Bank Of Scotland, as Senior Managing Agent.